May 5, 2005

Mail Stop 0409

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, NJ  08542

Re:	Heartland Payment Systems, Inc.
	Amendment No. 1 to Form S-1 filed on March 29, 2005
	File No.  333-118073

Dear Mr. Carr:

      The following comments were inadvertently omitted from our comment letter dated April 22, 2005. Please consider them in addition to the comments contained in that letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Critical Accounting Policies, pages 23 - 26

Capitalized Customer Acquisition Costs, page 23

1. Please supplementally explain your basis for evaluating your capitalized customer acquisition costs for impairment on a "pooled basis by vintage month of origination." In your response, please explain the cash flow interdependencies within each pool that result in grouping at such a level. Refer to paragraph 10 of SFAS No. 144.

Revenue, page 23

2. Please revise to clarify how your bank sponsor advances the interchange fees to your merchants. For instance, it is unclear why these are considered advances from your bank sponsor to the merchant since you and not the merchant are liable to repay the advance and the amount advanced is used to satisfy your obligation for interchange fees.

Stock Options, page 25

3. We read your revised disclosure on page 25. Please also expand your disclosure to provide the following:

a. Why you chose not to obtain contemporaneous valuations by valuation specialists at each of the grant dates. Please note that equity transactions between related parties such as those in the third quarter of 2004 are not representative of fair value.

b. A discussion of the private company discount referred to on page
F-17, including but not limited to the amount of such discount and your basis for recording a discount from the initial public offering price.

4. You disclose that your internal valuation yielded results which were all at least 15% below the $10 and $12.50 per share exercise price for options granted during 2002 and 2003. This suggests that the internal valuation ranged from $8.50 to $10.625 per share. However, on page F-21 you indicate that the board of directors estimated the fair value at $4.72 and $7.49 per share for issuances in 2002 and 2003, respectively, representing a discount between
40%
and 53%. Please explain the differences in your disclosure on page
25 and F-21.

5. Please disclose and advise us of the purpose of the valuation performed by valuation specialists in March 2003 and the fair value determined under such valuation.

Financing Arrangement, page 26

6. An imputed interest rate of 2.53% appears to be unusually low for a 10-year financing arrangement. In your response, please explain why you have assumed an attrition rate of 15.0 percent for these merchant contracts when your historical attrition rate has been closer to 10 percent in prior periods. In addition, please revise your disclosure to qualitatively and quantitatively discuss how a change in assumptions could impact your financial statements.

Income Taxes, page 26

7. We read your response to comment 53. Evaluating realization of deferred tax assets is subject to significant estimates and judgment on the part of management. As such, please revise your disclose to discuss the factors and assumptions you considered and the change in circumstances that caused you to reduce your valuation allowance during 2003 and assisted you in concluding that a valuation allowance on your deferred tax assets is not necessary at December 31, 2004 and
2003.

Components of Revenue and Expenses
Revenue, page 26

8. Please explain to us how you evaluated the sale of merchant contracts to National Processing Company under EITF 88-18 and how the facts and circumstances differ from the transaction with Certergy, Inc.

Expenses, page 27

9. We have reviewed your response to prior comment 56 and it appears you are making a distinction in classification based upon whether the charges result from cash outflows. We still do not understand why one represents a cost of providing services under Rule 5-03 of Regulation S-X and the other does not. Please revise your income statement to classify both as costs of services.

Liquidity and Capital Resources, page 33

10. Please revise your disclosure to provide a discussion and analysis of operating cash flows for each period including explanations for material changes in the underlying drivers for each period. Refer to the Interpretive Guidance in SEC Release 33-8350.

Consolidated Balance Sheets, page F-3

11. We read your response to comment 109. The examples you provided of others in the industry that present unclassified balance sheets, with the exception of Wright Express Corporation, appear to be more closely aligned with financial institutions. Given the nature of your business operations, which appears to result in the generation of a large volume of short-term receivables and payables, it appears that information regarding maturity and classification (i.e., short-term vs. long-term) would be relevant and useful to users of the financial statements. Accordingly, please revise to include classified balance sheets for all periods presented or advise us why
Article 5 of Regulation S-X is not applicable to your Company.

Consolidated Statements of Operations, page F-4

12. We read your response and reissue our prior comment 112 to revise your income statement or advise us why Article 5 of Regulation S-X is not applicable to your Company.

Note 2, Summary of Significant Accounting Policies, pages F-7 - F-
10
Stock Options, page F-10

13. Please supplementally provide your basis for a applying a 0% volatility factor when calculating the fair value of stock options granted after August 10, 2004, the date on which you filed initially filed a Form S-1. Refer to the definition of a "public entity" in paragraph 395 of SFAS No. 123.

Note 8, Merchant Deposits and Loss Reserves, page F-13

14. We read your response to comments 117 and 119. Please supplementally advise us how you concluded that the fair value is immaterial. We wish to remind you that the probability that payments will be required under the guarantee does not prohibit you from initially recognizing a liability.

Note 10, Convertible Preferred Stock and Warrants, page F-15

15. We read your response to comment 121 and reissue our prior comment. Please explain to us why you have only adjusted the mandatory redeemable warrants to fair value in 2003 and 2004 instead of each prior period since the issuance date.

Note 18, Segments, page F-22

16. Please separately identify and describe the nature of unallocated amounts presented in your segment table. Refer to paragraphs 31 and
32 of SFAS 131.

Note 19, Earnings Per Share, page F-21

17. We read your response to comment 131.  As discussed in Issue
2(a)
of EITF 03-6, securities that entitle the holder to obtain common stock are participating securities if they meet the definition of a participating security prior to exercise. Please revise your disclosure to calculate earnings per share using the two-class method for all periods since you appear to have securities that meet the definition of participating securities as described in Issue 2 of EITF 03-6. For periods in which you have a loss, please clarify if participating convertible preferred stockholders have the obligation to share in the losses of the entity.



Note 20, Financial Statement Restatement, page F-23

18. Please explain to us why other income, net decreased from amounts previously reported in light of your response to prior comment
125.

Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-551-3431 or Steve Jacobs at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at 202-551-3411 with any other questions.


Sincerely,



Peggy Y. Kim
Senior Counsel


cc:	Kevin T. Collins, Esq. (via facsimile)
	DORSEY & WHITNEY LLP
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Heartland Payment Systems, Inc.
May 5, 2005
Page 1